SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 6037604

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein is the registrant’s press release issued on November 10, 2016, announcing financial results for the third quarter ended September 30, 2016, unaudited condensed interim financial statements as of September 30, 2016 and operating and financial review for the third quarter ended September 30, 2016. This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-207250), filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2015, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: November 10, 2016	By:	/s/ Dror Harats
		Name:	Dror Harats
		Title:	Chief Executive Officer

VBL Therapeutics Announces Third Quarter 2016 Financial Results and Provides Business Update

Conference Call, Today @ 8:30 a.m. Eastern Time

TEL AVIV, Israel — November 10, 2016 — VBL Therapeutics (NASDAQ: VBLT), today reported financial results and provided a business update for the third quarter and nine month period ended September 30, 2016.

“We continue to focus our resources on advancing ofranergene obadenovec (VB-111), our targeted anti-cancer agent that is in late stage clinical trials to treat a range of solid tumors,” said Dror Harats, Chief Executive Officer of VBL Therapeutics. “We expect to complete the enrollment for our pivotal GLOBE study in recurrent GBM by the end of this year, five months ahead of plan. An event-driven interim analysis is expected to occur in mid-2017.”

“We recently announced plans to establish a new manufacturing facility in Modiin, Israel. The development of manufacturing capability is an important step as we advance multiple clinical trials and move closer to potential commercialization of VB-111,” continued Dr. Dror Harats.

“VBL is well capitalized, with $48.9 million in cash on our balance sheet at September 30. We believe that our current cash will support operations into 2019, well beyond the readout of the GLOBE trial, while supporting a potential registration study in ovarian cancer as well as the investment in the new manufacturing facility,” said Dr. Harats.

Third Quarter Corporate Highlights:

•	The ongoing pivotal GLOBE Phase III registration study investigating ofranergene obadenovec (VB-111) in recurrent GBM is proceeding well and recruiting patients ahead of schedule, at centers in the U.S., Canada, and Israel. We expect to complete enrollment for the GLOBE Study by the end of 2016, five months ahead of plan.

•	The GLOBE study is comparing ofranergene obadenovec in combination with bevacizumab (Avastin®) to bevacizumab alone with a recruitment target of about 252 patients. The study is proceeding under special protocol assessment (SPA).

•	Ofranergene obadenovec (VB-111) is a unique biologic agent, that offers a novel way for targeting of solid tumors’ blood supply and triggering a specific anti-tumor immune response.

•	GLOBE is an event-driven trial. The Company expects to conduct an interim analysis for the study in mid-2017. Full trial results are expected in early 2018.

•	Last month VBL engaged in a long-term lease contract for a new stand-alone manufacturing facility in Modiin, Israel. The site will house VBL’s local biological drugs manufacturing facility, as the company plans ahead for commercialization of ofranergene obadenovec, if approved.

Third Quarter Ended September 30, 2016 Financial Results:

•	R&D Expenses: Research and development expenses were approximately $2.2 million for the third quarter of 2016, compared to approximately $5.0 million in the third quarter of 2015. This difference relates to unleveled spending in 3Q15. The variance is leveled in the 9 month results, as shown below.

•	G&A Expenses: General and administrative expenses were approximately $1.1 million for the third quarter of 2016, compared to approximately $0.8 million in in the third quarter of 2015.

•	Net Loss: The company reported a net loss of approximately $3.2 million, or ($0.12) per ordinary share in the third quarter of 2016, compared to a net loss of approximately $5.8 million, or ($0.29) per ordinary share in the third quarter of 2015.

•	Cash Position: At September 30, 2016, the Company had cash, cash equivalents and short-term bank deposits totaling $48.9 million and working capital of $46.0 million. We expect that our cash, cash equivalents and short-term bank deposits will enable us to fund our operating expenses and capital expenditure requirements into 2019. Our cash position is expected to be sufficient for completion of our on-going Phase 3 clinical trial of VB-111 in rGBM, for a potential registration trial of VB-111 in ovarian cancer and to support the investment in the new Modiin facility.

Nine Months Ended September 30, 2016 Financial Results:

•	R&D Expenses: Research and development expenses were approximately $8.5 million for the nine-month period of 2016, compared to approximately $9.0 million in the same period of 2015.

•	G&A Expenses: General and administrative expenses for the nine month period of 2016 were $3.0 million, compared to $2.7 million for the same period of 2015.

•	Net Loss: Net loss for the nine-month period was approximately $11.2 million, or ($0.46) per share, compared to a net loss of $11.7 million, or ($0.59) per share in the same period of 2015.

Conference Call

Thursday, November 10th @ 8:30am Eastern Time

Domestic:	888-283-6901
International:	719-325-2324
Conference ID:	6160786
Webcast:	http://edge.media-server.com/m/p/wbqvkh6p

Replays, available through November 24:

Toll Free:	844-512-2921
International:	412-317-6671
Conference ID:	6160786

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >200 cancer patients and we have observed its efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 pivotal trial for recurrent Glioblastoma, conducted under an FDA Special Protocol Assessment (SPA).

About Ofranergene Obadenovec (VB-111)

ofranergene obadenovec is a unique biologic agent that uses a dual mechanism to target solid tumors. Based on a non-integrating, non-replicating, Adeno 5 vector, ofranergene obadenovec utilizes VBL’s proprietary Vascular Targeting System (VTS™) to target the tumor vasculature for cancer therapy. Unlike anti-VEGF or TKIs, ofranergene obadenovec does not aim to block a specific pro-angiogenic pathway; instead, it uses an angiogenesis-specific sensor (VBL’s PPE-1-3x proprietary promoter) to specifically induce cell death in angiogenic endothelial cells in the tumor milieu. This mechanism retains activity regardless of baseline tumor mutations or the identity of the pro-angiogenic factors secreted by the tumor and shows efficacy even after failure of prior treatment with other anti-angiogenics. Moreover, ofranergene obadenovec induces specific anti-tumor immune response, which is accompanied by recruitment of CD8 T-cells and apoptosis of tumor cells.

Ofranergene obadenovec completed a Phase 2 study in rGBM, which showed a statistically significant improvement in overall survival in patients treated with ofranergene obadenovec through progression, compared to either patients treated with ofranergene obadenovec followed by bevacizumab alone, or to historical bevacizumab data. In a Phase 2 trial for recurrent platinum-resistant ovarian cancer, ofranergene obadenovec demonstrated a statistically significant increase in overall survival and 60% durable response rate (as measured by reduction in CA-125), approximately 2x the historical response with bevacizumab plus chemotherapy in ovarian cancer. In a Phase 2 study in recurrent, iodine-resistant differentiated thyroid cancer, ofranergene obadenovec met the primary endpoint and provided evidence of disease stabilization and a positive safety profile. Ofranergene obadenovec has received Fast Track Designation for recurrent glioblastoma in the U.S. and orphan drug status for glioblastoma in both the U.S. and EU.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the clinical development of ofranergene obadenovec (VB-111) and its therapeutic potential and clinical results, including statements related to the GLOBE study and the timing and progress thereof, our Modiin manufacturing facility, and our cash position and funding requirements. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. In particular, results from our pivotal Phase 3 clinical trial of ofranergene obadenovec (VB-111) in rGBM may not support approval of ofranergene obadenovec for marketing in the United States, notwithstanding the positive results seen in prior clinical experience. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2015. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

(646) 597-6979

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	September 30, 2016	December 31, 2015
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$30,099	$7,090
Short-term bank deposits	18,785	30,056
Other current assets	877	1,446
TOTAL CURRENT ASSETS	49,761	38,592
NON-CURRENT ASSETS:
Property and equipment, net	625	326
Long-term prepaid expenses	92	320
TOTAL NON-CURRENT ASSETS	717	646
TOTAL ASSETS	$50,478	$39,238
Liabilities and equity
CURRENT LIABILITIES -
Accounts payable and accrued expenses:
Trade	$1,303	$2,050
Other	2,491	2,108
TOTAL CURRENT LIABILITIES	3,794	4,158
NON-CURRENT LIABILITIES -
Severance pay obligations, net	75	73
TOTAL NON-CURRENT LIABILITIES	75	73
TOTAL LIABILITIES	3,869	4,231
EQUITY:
Ordinary shares	50	38
Other comprehensive income	45	45
Additional paid in capital	196,799	174,012
Warrants	2,960	2,960
Accumulated deficit	(153,245)	(142,048)
TOTAL EQUITY	46,609	35,007
TOTAL LIABILITIES AND EQUITY	$50,478	$39,238

The accompanying notes are an integral part of the condensed financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
	U.S. dollars in thousands
RESEARCH AND DEVELOPMENT EXPENSES, net	$2,235	$4,963	$8,468	$8,982
GENERAL AND ADMINISTRATIVE EXPENSES	1,068	772	2,991	2,705
OPERATING LOSS	3,303	5,735	11,459	11,687
FINANCIAL INCOME	(112)	(20)	(271)	(52)
FINANCIAL EXPENSES	3	72	9	93
FINANCIAL EXPENSES (INCOME), net	(109)	52	(262)	41
COMPREHENSIVE LOSS	$3,194	$5,787	$11,197	$11,728
LOSS PER ORDINARY SHARE
Basic and diluted	$0.12	$0.29	$0.46	$0.59

	Number of shares		Number of shares
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING–
Basic and diluted	26,875,818	19,927,241	24,323,508	19,913,489

The accompanying notes are an integral part of the condensed financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM CASH FLOW STATEMENTS

(UNAUDITED)

	Nine months ended September 30
	2016	2015
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(11,197)	$(11,728)
Adjustments required to reflect net cash used in operating activities (see appendix A)	1,134	2,671
Interest received	62	28
Net cash used in operating activities	(10,001)	(9,029)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(393)	(41)
Investment in short-term deposits	—	(15,655)
Maturity of short-term deposits	11,400	—
Net cash generated from (used in) investing activities	11,007	(15,696)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of employees stock options	83	39
Issuance of ordinary shares, net	21,860	—
Net cash generated from financing activities	21,943	39
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,949	(24,686)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	7,090	36,783
EXCHANGE GAINS (LOSSES) ON CASH AND CASH EQUIVALENTS	60	(132)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$30,099	$11,965
APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	$94	$92
Interest income	(62)	(28)
Accrued interest	(127)	(23)
Exchange (gains) losses on cash and cash equivalents	(60)	132
Net changes in severance pay	—	(1)
Share-based payments	856	539
	701	711
Changes in working capital:
Decrease in other current assets	569	129
Decrease (increase) in long-term prepaid expenses	228	(349)
Increase (decrease) in accounts payable and accrued expenses:
Trade	(747)	2,452
Other	383	(272)
	433	1,960
	$1,134	$2,671

The accompanying notes are an integral part of the condensed financial statements.

VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - GENERAL

Vascular Biogenics Ltd. (the “Company”) was incorporated on January 27, 2000. The Company is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. VBL has also developed a proprietary platform of small molecules, Lecinoxoids, for the treatment of chronic immune-related indications.

VB-111 is the Company’s lead product candidate in the company’s cancer program, and VB-201 is the Company’s lead Lecinoxoid-based product candidate.

In 2015, the Company launched its Phase 3 clinical trial of VB-111 in rGBM, whereby the first patient was randomized in August 2015. The Company is conducting its Phase 3 clinical trial of VB-111 in rGBM under a special protocol assessment concurred by the FDA.

Since its inception, the Company has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of September 30, 2016, the Company had an accumulated deficit of $153.2 million. The Company’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

As of September 30, 2016, the Company had cash, cash equivalents and short-term bank deposits of $48.9 million. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company needs it or may not be available on terms that are favorable to the Company.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed interim financial statements as of September 30, 2016 and for the three and nine month periods then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of the Company’s financial position, results of operations, and cash flows, in conformity with generally accepted accounting principles. The condensed interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2015 and for the year then ended, along with the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB).” The results of operations for the three and nine months ended September 30, 2016 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2015 and for the year then ended.

VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 4 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; therefore, they should be read in conjunction with the Company’s annual financial statements as of December 31, 2015. There have been no significant changes in the risk management policies since the year end.

NOTE 5 - SHAREHOLDERS’ EQUITY

a.	On March 8, 2016, the Company granted 114,129 restricted stock units (“RSUs”) to its officers with a milestone vesting period dependent on the achievement of certain milestones. The fair value of these RSUs on the date of grant was approximately $412 thousand.

b.	In June 2016, the Company issued 70,000 options to two consultants for the purchase of 70,000 ordinary shares at a weighted average exercise price of $ 3.35 per share with a vesting period between three to five years. Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The fair value of these options on the date of grant was approximately $230 thousand.

c.	On June 7, 2016, the Company entered into a securities purchase agreement related to a registered direct offering for an aggregate of 4,359,091 ordinary shares, NIS 0.01 par value, at a purchase price of $5.50 per share. The net proceeds from this offering, which closed on June 10, 2016 were approximately $21.9 million after subtracting placement agent fees and offering expenses.

NOTE 6 - CASH AND CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS

Cash and cash equivalents and short-term bank deposits as of September 30, 2016 comprised of $30.1 million and $18.8 million, respectively. The short-term bank deposits as of September 30, 2016 were for terms of nine months to twelve months and carried interest at annual rates of 1.25%-1.56%.

NOTE 7 - SUBSEQUENT EVENT

a.	In October 2016, the Company entered into a long-term lease contract for approximately $2.0 million over 7 years for a new facility in Modiin, Israel. The site will house the Company’s local biological drugs manufacturing facility, headquarters, discovery research and clinical development. The Company intends to operate and relocate to the new site in the second half of 2017.

b.	On November 7, 2016, the Company granted 833,000 options and restricted stock units to its employees and officers. The Company estimated the fair value of the options and restricted stock units to be approximately $3.6 million.

OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Company’s annual financial statements as of December 31, 2015 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2015) and their accompanying notes and the related notes and the other financial information included elsewhere in this Form 6-K. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Our audited financial statements as of and for the year ended December 31, 2015 and our unaudited financial statements for the nine months ended on September 30, 2016 (the “Period”) have been prepared in accordance with IFRS, as issued by the IASB. Unless stated otherwise, comparisons included herein are made to the nine months period ended on September 30, 2015 (the “Parallel Period”).

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. Our program is based on our proprietary Vascular Targeting System, or VTS, platform technology, which utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels, and which we believe will allow us to develop product candidates for multiple oncology indications.

Our lead product candidate, VB-111 (ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, with an advanced program for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation in both the United States and Europe. Our pivotal Phase 3 GLOBE study in rGBM began in August 2015. The study is being conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (“CBTC”) and is planned to recruit approximately 252 patients in the U.S., Canada and Israel.

We also have been conducting a program targeting anti-inflammatory diseases based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. As we reported in February 2015, the lead product candidate from this program, VB-201, failed to meet the primary endpoint in Phase 2 clinical trials for psoriasis and for ulcerative colitis. As a result, we have terminated our development of VB-201 in those indications. Nevertheless, based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may be applicable for NASH and renal fibrosis. Since the Company intends to focus substantially all of our efforts and resources on advancing our oncology program, we will seek to monetize our Lecinoxoid assets via strategic deals.

We are developing our lead oncology product candidate, VB-111, for solid tumor indications, with current clinical programs in rGBM, thyroid cancer and ovarian cancer. In an open-label Phase 2 clinical trial of VB-111 in rGBM, we observed dose-dependent attenuation of tumor growth and an increase in median overall survival, which is the time interval from initiation of treatment to the patient’s death. The U.S. FDA has granted VB-111 fast track designation for prolongation of survival in patients with glioblastoma that has recurred following treatment with temozolomide, a chemotherapeutic agent commonly used to treat newly diagnosed glioblastoma, and radiation. On July 1, 2014, the FDA concurred with the design and planned analyses of our Phase 3 pivotal trial of VB-111 in rGBM pursuant to an SPA. We began our Phase 3 pivotal trial of VB-111 in rGBM in August 2015. The study is event-driven, with an interim analysis expected in the first half of 2017 and full data expected in the first quarter of 2018. Based on interactions with the FDA, we believe the current trial, if successful, will support a Biologics License Application (“BLA”) in 2018.

VB-111 was also being studied in a Phase 2 trial for recurrent platinum-resistant Ovarian Cancer. An analysis of the ovarian cancer study, presented during the American Society of Clinical Oncology (ASCO) Annual Meeting, showed that VB-111 demonstrated a statistically significant increase in overall survival in platinum resistant ovarian cancer at therapeutic vs. low dose level (810 days vs. 172 days, p=0.042);60% durable response rate (as measured by reduction in CA-125 biomarker), approximately 2x the historical response with Avastin® plus chemotherapy in ovarian cancer; and an immuno-therapeutic effect observed in biopsies following treatment with VB-111.

An additional trial in which VB-111 is being studied is a Phase 2 study in recurrent, iodine-resistant differentiated Thyroid Cancer. This Thyroid Cancer study met its primary endpoint of 6 month Progression Free Survival (PFS) with disease stabilization and safety. The company intends to report top-line data from this trial by the end of 2016.

As of September 30, 2016, we had studied VB-111 in over 200 patients and have observed it to be well-tolerated. We have been granted a U.S. composition of matter patent that will provide exclusivity for VB-111, if approved for marketing, until at least 2033 before any extension. VB-111 has orphan drug designation for GBM in both the United States and Europe.

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS and Lecinoxoid platform technologies and developing our product candidates, including conducting pre-clinical studies and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offerings and grants from the Israeli Office of Chief Scientist, or OCS, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated revenue. Since our inception and through September 30, 2016, we had raised an aggregate of $211.9 million to fund our operations, of which $113.4 million was from sales of our equity securities, $40.5 from our initial public offering, or IPO, $15.0 million from a November 3, 2015 underwritten offering, approximately $24.0 million from a June 7, 2016 registered direct offering and $19.0 million from OCS grants.

Since inception, we have incurred significant losses. Our loss for the Period was $11.2 million. For the years ended December 31, 2015 and 2014, our loss was $14.9 million and $17.4 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of September 30, 2016, we had an accumulated deficit of $153.2 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of September 30, 2016, we had cash, cash equivalents and short-term bank deposits of $48.9 million. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company specifically needs it or may not be available on terms that are favorable to the Company. As of September 30, 2016, we had 28 employees. Our operations are located in a single facility in Or Yehuda, Israel.

Various statements in this release concerning our future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are incurred losses; dependence on the success of our lead products, VB-111, its regulatory approval and commercialization; the novelty of our technologies, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval; as well as potential delays in our clinical trials.

These and other factors are more fully discussed in the “Risk Factors” section of the Annual Report on Form 20-F for the year ended December 31, 2015. In addition, any forward-looking statements represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

Financial Overview

Revenue

To date, we have not generated any revenue. We do not expect to receive any revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products or enter into collaborative agreements with third parties.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our platform technologies and our product candidates. Those expenses include:

•	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

•	expenses incurred in operating our laboratories and small-scale manufacturing facility;

•	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

•	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

•	supply, development and manufacturing costs relating to clinical trial materials;

•	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

•	costs associated with pre-clinical and clinical activities.

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of September 30, 2016, we did not have any capitalized development costs.

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and clinical sites. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and the services are performed.

We have received grants from the OCS as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. The total gross amount of grants actually received by us from the OCS, including accrued LIBOR interest as of September 30, 2016 totaled $23.1 million of which $0.4 million was received in the Period. As of September 30, 2016, we had not paid any royalties to the OCS.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the OCS grants that we have received is detailed in the Annual Report on Form 20-F as of and for the year ended December 31, 2015.

Under applicable accounting rules, the grants from the OCS have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the OCS grants.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions such as salaries, benefits and share-based compensation. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, communication expenses, and professional fees for legal services, patent counseling and portfolio maintenance, consulting, auditing and accounting services.

Financial Expenses (Income), Net

Financial income is comprised of interest income generated from interest earned on our cash, cash equivalents and short-term bank deposits and gains and losses due to fluctuations in foreign currency exchange rates, mainly in the appreciation and depreciation of the NIS exchange rate against the U.S. dollar.

Financial expenses primarily consist of gains and losses due to fluctuations in foreign currency exchange rates.

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2015 of $121.0 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

We recognize deferred tax assets on losses for tax purposes carried forward to subsequent years if utilization of the related tax benefit against a future taxable income is expected. We have not created deferred taxes on our tax loss carry forward since their utilization is not expected in the foreseeable future.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Share-Based Compensation

We operate a number of equity-settled, share-based compensation plans for employees (as defined in IFRS 2 “Share-Based Payments”), directors and service providers. As part of the plans, we grant employees, directors and service providers, from time to time and at our discretion, options to purchase our ordinary shares. The fair value of the services received in exchange for the grant of the options is recognized as an expense in our statements of comprehensive loss and is carried to additional paid in capital in our statements of financial position. The total amount is recognized as an expense ratably over the vesting period of the options, which is the period during which all vesting conditions are expected to be met.

We estimate the fair value of our share-based awards to employees and directors using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of our shares, (b) the expected term of the award, (c) the risk-free interest rate, and (d) expected dividends. Due to the lack of a public market for the trading of our shares until October 2014 and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historic volatility of a group of similar companies that are publicly traded. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available. We estimate the fair value of our share-based awards to service providers based on the value of services received, which is based on the additional cash compensation that we would need to pay if such options were not granted.

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from the estimates. Vesting conditions are included in assumptions about the number of options that are expected to vest. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on the nonmarket vesting conditions. We recognize the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to additional paid in capital.

Results of Operations

Comparison of 9 month periods ended September 30, 2016 and 2015:

	9 months ended September 30		Increase (decrease)
	2016	2015	$	%
	(in thousands) (unaudited)
Expenses:
Research and development, gross	$9,600	$9,813	$(213)	(2.2%)
Government grants	(1,132)	(831)	(301)	36%
Research and development, net	$8,468	$8,982	$(514)	(5.7%)
General and administrative	2,991	2,705	286	10.6%
Operating loss	11,459	11,687	(228)	(2.0%)
Financial expense (income), net	(262)	41	(303)	(739%)
Loss	$11,197	$11,728	$(531)	(4.5%)

Research and development expenses, net. Research and development expenses are shown net of OCS grants. Research and development expenses were approximately $8.5 million for the Period, compared to approximately $9.0 million in the Parallel Period, a decrease of approximately $0.5 million or 5.7%. The decrease in gross research and development expenses of $0.2 million or 2.2% is related to various miscellaneous expenses, in addition to an increase in OCS grants received in the Period compared to the Parallel Period of $0.3 million or 36% due to the realization of the May 2016 OCS approved grant for the GBM program that began during the Period.

General and administrative expenses. General and administrative expenses for the Period were $3.0 million, compared to $2.7 million for the Parallel Period, an increase of $0.3 million or 10.6%. This increase is attributed to payroll related costs for management bonuses offset by a decrease to share-based compensation expense for options granted to external directors.

Financial expenses (income), net. Financial expenses (income), net for the Period were approximately ($262) thousand, compared to approximately $41 thousand for the Parallel Period, a decrease of $303 thousand. The decrease was primarily attributable to higher interest received due to more favorable interest rates.

Liquidity and Capital Resources

Since our inception and through September 30, 2016, we have raised a total of $113.4 million from sales of our equity securities before the initial public offering, $40.5 million gross in the initial public offering itself ($34.9 million net), $15 million from a November 3, 2015 underwritten offering, $24.0 million from a June 7, 2016 registered direct offering and $19.0 million from OCS grants. Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash. We expect our cash, cash equivalents and short-term bank deposits as of September 30, 2016 to be sufficient to fund our operations into 2019.

Funding Requirements

At September 30, 2016, we had cash, cash equivalents and short-term bank deposits totaling $48.9 million and working capital of $46.0 million. We expect that our cash, cash equivalents and short-term bank deposits will enable us to fund our operating expenses and capital expenditure requirements into 2019 and is expected to be sufficient to enable us to complete our on-going Phase 3 clinical trial of VB-111 in rGBM, our Phase 2 clinical trial of VB-111 in thyroid cancer, our Phase 1/2 clinical trial for VB-111 in ovarian cancer and support the investment in the new Modiin facility. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcome of regulatory review of VB-111 and any other product candidates we may pursue;

•	the costs of future development activities, including clinical trials, for VB-111 and any other product candidates we may pursue;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other products and technologies; and

•	our ability to establish any future collaboration arrangements on favorable terms, if at all.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

		Period ended September 30 (unaudited)
	2016	2015
		(In thousands)
Cash used in operating activities	$(10,001)	$(9,029)
Cash (used in) provided by investing activities	11,007	(15,696)
Cash provided by financing activities	21,943	39
Net increase (decrease) in cash and cash equivalents	$22,949	$(24,686)

Operating Activities

Cash used in operating activities for the Period was $10.0 million and consisted primarily of net loss of $11.2 million arising primarily from research and development activities, partially offset by a net decrease in working capital of $0.4 million, and net aggregate non-cash charges of $0.7 million.

Cash used in operating activities for the Period was $9.0 million and consisted primarily of net loss of $11.7 million arising primarily from research and development activities, partially offset by a net decrease in working capital of $2.0 million, and net aggregate non-cash charges of $0.7 million.

Investing Activities

Net cash provided by investing activities was $11.0 million for the Period, and ($15.7) million net cash used in the Parallel Period. This was primarily due to the maturation and increase of short-term bank deposits, respectively.

Financing Activities

Net cash provided by financing activities was $21.9 million for the Period was the result of the net receipt of $21.9 million, after deducting placement agent and other offering expenses, from the issuance of ordinary shares per the closing of the June 7, 2016 securities offering.

Contractual Obligations and Commitments

The following tables summarize our contractual obligations and commitments as of September 30, 2016 that will affect our future liquidity:

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	(In thousands)
Licenses	$336	$112	$224	$—	$—
Operating leases	362	309	53	—	—
Total	$698	$421	$277	$—	$—

In addition, in October 2016, we entered into a long-term lease contract for approximately $2.0 million in lease payments over seven years for a new facility in Modiin, Israel. The site will house our local biological drugs manufacturing facility, headquarters, discovery research and clinical development. We intend to operate and relocate to the new site in the second half of 2017.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our statement of financial positions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 26% of our expenses in the first nine months of 2016 were denominated in New Israeli Shekels. Changes of 5% in the US$/NIS exchange rate will increase or decrease the operation expenses by up to 1%.

Foreign Currency Exchange Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating cost is NIS denominated.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income I and fair value through the statement of comprehensive loss. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. We have yet to assess IFRS 9’s full impact.

In January 2016, the IASB issued IFRS 16—Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17—Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15—Revenue from Contracts with Customers is also applied. The Company is currently evaluating the impact of adoption on its Financial Statements.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.